UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number: 000-51053

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
EXHIBIT LIST
Exhibit 4.1
Exhibit 4.2
Exhibit 99.1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: January 8, 2009

EXHIBIT LIST

Exhibit	Description
4.1	Rights Agreement dated as of January 8, 2009 between The9 Limited and The Bank of New York Mellon, as Rights Agent
4.2	Standstill Agreement dated as of January 8, 2009 between The9 Limited, Incsight Limited and Mr. Jun Zhu
99.1	Press Release